Contact

www.linkedin.com/in/joseph-m-nemmers-jr-a06805177 (LinkedIn)

Joseph M. Nemmers Jr.

Retired Healthcare Executive. Author. Veteran.

Greater Phoenix Area

Summary

I worked for Abbott Laboratories for twenty seven years, retiring in 2007 as Executive Vice President Diagnostics. Simultaneously, I spent thirteen years as an officer in the U.S. Army Reserve.

After Abbott, I worked for two private equity firms over ten years, with solid outcomes for the companies we acquired, renovated and sold. I served as chairman of the board for one of the companies, Accriva Diagnostics.

I am presently on the board of Pirouette Medical, which is developing a novel auto-injector technology to treat anaphylaxis and drug overdose.

In my second act, I am an author. I recently published a book about four young Marines from my hometown who perished at the Battle of Okinawa in WWII. It is my tenth book.

In my third act, I have my own brands of whiskey (Bandolier) and bourbon (Gray Street).

I actively support a number of Catholic institutions across the country that are close to my heart, and I participate in the adventures of my four sons, five step children, and seven grandkids.

Experience

Kinnos

Investor

October 2022 - Present (1 year 3 months)

Brooklyn, New York, United States

Pirouette Medical Inc.

Board Member

August 2021 - Present (2 years 5 months)

Portsmouth, New Hampshire, United States

48 Hour Books
Author
January 2014 - Present (10 years)
Akron, Ohio, United States

Author of ten books covering leadership, World War II, family history, and family stories.

DNA Diagnostics Center
Board Member
October 2019 - July 2021 (1 year 10 months)
Fairfield, Ohio, United States

A GHO Capital Partners LLC portfolio company

Accriva Diagnostics
Chairman Of The Board
March 2010 - January 2017 (6 years 11 months)
La Jolla, California, United States

A Warburg Pincus LLC portfolio company

Abbott
Executive Vice President Diagnostics.
January 1980 - August 2007 (27 years 8 months)
Abbott Park, Illinois, United States

United States Army Reserve
Captain
July 1979 - February 1993 (13 years 8 months)
Chicago, Illinois, United States

Education

Arizona State University
Bachelor of Science - BS, History · (1979)